Exhibit 99.1

PIEDMONT
LITHIUM

ANNUAL REPORT 18

Welcome
To
North Carolina

Piedmont Lithium Limited
ABN 50 002 664 495

CORPORATE DIRECTORY

DIRECTORS:

Mr Ian Middlemas – Chairman
Mr Keith Phillips – President & CEO
Mr Anastasios Arima – Executive Director
Mr Jeffrey Armstrong – Non-Executive Director
Mr Jorge Beristain – Non-Executive Director
Mr Levi Mochkin – Non-Executive Director

COMPANY SECRETARY:

Mr Gregory Swan

OFFICES:

New York Office:
28 West 44th Street, Suite 810
New York, NY 10036
UNITED STATES
North Carolina Office:
5706 Dallas-Cherryville Highway 279
Bessemer City, NC 28016
UNITED STATES
Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:

www.piedmontlithium.com

STOCK EXCHANGE LISTINGS:

Nasdaq Capital Market (NASDAQ: PLLL)
Australian Securities Exchange (ASX: PLL)

SHARE REGISTRY:

Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:

United States:
Gibson Dunn
Johnston, Allison & Hord Attorneys
Australia:
DLA Piper Australia

BANKERS:

United States:
The Bank of New York Mellon Corporation
PNC Financial Services Group, Inc.
Australia:
Australia and New Zealand Banking Group Limited

AUDITOR:

Deloitte Touche Tohmatsu

MESSAGE FROM THE CEO

Dear Fellow Shareholders,

It gives me great pleasure to provide an update on our progress and exciting future ahead. 14 months into my tenure as President & CEO I have never been more optimistic about lithium market fundamentals or the prospects for our Company.

The past twelve months were a period of great accomplishment for us, as we transition from ‘explorer’ to ‘developer’, achieving many important milestones.

Our maiden Mineral Resource for the Piedmont Lithium Project of 16.2 million tonnes at 1.12% Li2O, containing 182,000 tonnes of Li2O or 450,000 tonnes of Lithium Carbonate Equivalent (“LCE”), is the first resource estimate completed in over 30 years in the historic Carolina Tin-Spodumene Belt, which was the home of most of the world’s lithium production and processing from the 1950s until the 1980s.

The region continues to be the home to the US lithium processing facilities of Albemarle Corporation and FMC Corporation. The current resource is within our Core Property, which is 5 kilometres north of the historic Hallman-Beam mine (ex-FMC).

Following our maiden Mineral Resource, we completed a Scoping Study for our vertically-integrated Piedmont Lithium Project, incorporating a lithium hydroxide chemical plant supplied with spodumene concentrate from an open pit mine and concentrator.

The Scoping Study demonstrated that the Project has compelling projected economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes. Scoping Study highlights include:

●	US$888 million after-tax net present value (“NPV”);

●	46% after-tax internal rate of return (“IRR”);

●	US$193 per tonne spodumene concentrate cash costs (net of by-product credits);

●	US$3,112 per tonne lithium hydroxide costs (net of by-product credits); and

●	US$225 million annual steady-state earnings before interest, tax, depreciation and amortization (“EBITDA”).

The Scoping Study reinforced the fundamental advantages of our location in North Carolina, USA:

●	Existing infrastructure – ready access to high quality roads and rail, and abundant power from many sources;

●	Low-cost environment – short transportation distances combined with low-cost power and natural gas;

●	Skilled labour force – a substantial local labour force is in the region, with Gaston County, NC possessing arguably the world’s deepest pool of lithium processing talent;

●	Proximity to downstream markets – located within 15 miles of the only two large scale lithium processing facilities in the USA providing potential cost savings and certainty of supply; and

●	Stable and investment friendly jurisdiction – stable legal regime, established permitting process for mining operations, with low corporate taxes and no state mining royalties.

While our results to date have laid a solid foundation for our success, it is Piedmont’s future which I find most exciting. We have several important activities already underway or pending over the coming months, including:

●
Resource growth – we aim to expand the Project’s life by adding resources at our Core property, while also hoping to identify resources on our Sunnyside and Central properties, and additional properties we may add in the future;

●	Permitting – we are actively engaged with local, state and federal regulators in advance of a comprehensive permitting submission targeted for late-2018;

●
Metallurgical studies – further metallurgical studies, including evaluating the potential for a Dense Medium Separation (“DMS”) before the flotation circuit, to further improve operating costs in the concentrator;

●
Pre-Feasibility Study – we will be undertaking detailed engineering work and infill drilling to upgrade Inferred resources to Indicated, putting us in a position to lodge a Pre-Feasibility Study in the first half of 2019;

●	Offtake agreements – we are engaged in discussions with numerous potential offtake partners for our spodumene concentrate and by-products; and

●	Strategic partnerships – we are in early discussions with several prospective partners for our chemical plant and are gratified by the strong preliminary interest shown by highly credible parties.

As with any quality resource project, market conditions are critical to the ultimate realization of shareholder value. Lithium pricing has been strong all year, especially for the battery-grade hydroxide markets the Company is targeting. Global electric vehicle demand is up 77% year-over-year and new grid storage applications are also driving lithium demand. Supply growth remains relatively restrained, particularly in the critical lithium hydroxide segment that Piedmont is targeting.

Regrettably, after a strong H2 2017, the market for lithium equities has been disappointing so far in 2018, with shares of lithium developers falling over 40% year-to-date despite lithium chemical prices appreciating. This dislocation cannot last, and I believe the supply concerns of some market commentators will be overwhelmed by the commercial realities in coming months, making this an opportune time to be investing in the sector.

I am very excited about our prospects for 2018 and beyond. I would like to extend my sincere appreciation to shareholders for your support and I look forward to sharing success with you in the year ahead.

Yours faithfully,

Keith D. Phillips
President & CEO

Piedmont Lithium Limited ANNUAL REPORT 2018	1

DIRECTORS' REPORT

The Directors of Piedmont Lithium Limited present their report on the Consolidated Entity consisting of Piedmont Lithium Limited (“Company” or “Piedmont”) and the entities it controlled at the end of, or during, the year ended June 30, 2018 (“Consolidated Entity” or “Group”).

DIRECTORS

The names and details of the Group’s directors in office at any time during the financial year or since the end of the financial year are:

Mr Ian Middlemas               Chairman
Mr Keith Phillips                 Managing Director, President & Chief Executive Officer (appointed July 10, 2017)
Mr Anastasios Arima          Executive Director
Mr Jeffrey Armstrong          Non-Executive Director (appointed August 1, 2018)
Mr Jorge Beristain              Non-Executive Director (appointed May 7, 2018)
Mr Levi Mochkin                 Non-Executive Director
Mr Robert Behets               Non-Executive Director (resigned May 7, 2018)
Mr Mark Pearce                 Non-Executive Director (resigned August 1, 2018)

Unless otherwise stated, Directors held their office from July 1, 2017 until the date of this report.

CURRENT DIRECTORS AND OFFICERS

Mr Ian Middlemas B.Com, CA
Chairman

Mr Middlemas is a Chartered Accountant, a member of the Financial Services Institute of Australasia and holds a Bachelor of Commerce degree. He worked for a large international Chartered Accounting firm before joining the Normandy Mining Group where he was a senior group executive for approximately 10 years. He has had extensive corporate and management experience, and is currently a director with a number of publicly listed companies in the resources sector.

Mr Middlemas was appointed a Director of the Company on September 14, 2009. During the three year period to the end of the financial year, Mr Middlemas has held directorships in Constellation Resources Limited (November 2017 – present), Apollo Minerals Limited (July 2016- present), Cradle Resources Limited (May 2016 – present), Paringa Resources Limited (October 2013 – present), Berkeley Energia Limited (April 2012 – present), Prairie Mining Limited (August 2011 – present), Salt Lake Potash Limited (January 2010 – present), Equatorial Resources Limited (November 2009 – present), Sovereign Metals Limited (July 2006 – present), Odyssey Energy Limited (September 2005 – present) and Syntonic Limited (April 2010 – June 2017).

Mr Keith Phillips H.B.Com, MBA
Managing Director, President & Chief Executive Officer

Mr Phillips joined Piedmont on July 10, 2017 after a 30-year career on Wall Street during which he has worked on strategic and financing transactions representing over US$100 billion in aggregate value. Mr Phillips was most recently a Senior Advisor with merchant banker Maxit Capital, after leading the mining investment banking teams for Merrill Lynch, Bear Stearns, JPMorgan and Dahlman Rose.

Mr Phillips has worked with numerous mining companies, including many established global leaders, and has dedicated most of the past decade to advising exploration and development-stage companies in achieving their strategic objectives, with a particular focus on obtaining relevance in the United States capital markets. Mr Phillips received his Master of Business Administration from The University of Chicago and a Bachelor of Commerce from Laurentian University in Canada.

Mr Phillips was appointed a Director of the Company on July 10, 2017. During the three year period to the end of the financial year, Mr Phillips has not held any other directorships in listed companies.

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Mr Anastasios (Taso) Arima
Executive Director

Mr Arima is a resource company executive with a strong history of identifying company-making resource projects. He has extensive experience in the formation and development of resource projects in North America. Mr Arima was formerly Executive Director of Paringa Resources Ltd which is developing a coal project in the U.S., Executive Director of Coalspur Mines Ltd, which is developing a coal project in Canada, and Executive Director of Prairie Mining Ltd, which is developing a coal project in Poland. Mr Arima was instrumental in the identification and acquisition of Paringa’s and Coalspur’s projects, as well as the corporate strategy and marketing of the companies. Mr Arima began his career as a resources analyst for a Perth based boutique investment banking firm where he specialised in assessing the technical and financial aspects of resource companies and their projects. He has previously worked in the hydrocarbon division at Worley Parsons Limited. He attended the University of Western Australia where he studied a Bachelor of Commerce and a Bachelor of Engineering.

Mr Arima was appointed a Director of the Company on October 1, 2016. During the three-year period to the end of the financial year, Mr Arima held directorships in Paringa Resources Limited (October 2013 – June 2017) and Prairie Mining Limited (September 2012 – September 2015).

Mr Jeffrey Armstrong B.S., MBA
Non-Executive Director

Mr Armstrong resides in Charlotte, North Carolina where he is actively engaged in the community and has extensive relationships with major corporations and entrepreneurs alike. He serves as CEO and Managing Partner of North Inlet Advisors, LLC, a firm providing strategic and financial advice to companies on capital formation, mergers, acquisitions, divestitures, restructurings, and other corporate transactions. Mr Armstrong was previously a senior leader in what is now Wells Fargo’s Investment Bank for nearly a decade, where his leadership roles included the Head of Corporate Finance, Mergers and Acquisitions, Private Equity Coverage and Leveraged Capital groups. Mr Armstrong also worked as an investment banker for Citigroup from 1994 to 1999, and for Morgan Stanley from 1987 to 1994. Mr Armstrong graduated from the University of Virginia with a B.S. in finance and marketing from the McIntire School of Commerce and an MBA from the Darden School of Business.

Mr Armstrong was appointed a Director of the Company on August 1, 2018. During the three-year period to the end of the financial year, Mr Armstrong has not held any other directorships in listed companies.

Mr Jorge Beristain B.Com, CFA
Non-Executive Director

Mr Beristain recently retired as Managing Director and Head of Deutsche Bank’s Americas Metals & Mining equity research, where he was consistently ranked by institutional investors as one of the top analysts in the United States. During his over 20-year career on Wall Street, Mr Beristain has lived and worked in the United States, Latin America and Canada and has visited hundreds of industrial companies worldwide. He is a proven strategic thinker with extensive international experience in the valuation of mining projects and metals operations and downstream metal uses. Mr Beristain holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Financial Analyst.

Mr Beristain was appointed a Director of the Company on May 7, 2018. During the three-year period to the end of the financial year, Mr Beristain has not held any other directorships in listed companies.

Mr Levi Mochkin
Non-Executive Director

Mr Mochkin is executive director and key leader of the Ledger Holdings Pty Ltd Group (the Ledger Group), located in Melbourne, Australia. Mr Mochkin has been in the resources sector for over 28 years advising companies, identifying projects and raising capital of over A$800 million for mining projects.

Mr Mochkin was appointed a Director on April 3, 2006. During the three-year period to the end of the financial year, Mr Mochkin has not held any other directorships in listed companies.

Piedmont Lithium Limited ANNUAL REPORT 2018	3

DIRECTORS' REPORT
(Continued)

CURRENT DIRECTORS AND OFFICERS (Continued)

Mr Gregory Swan B.Com, CA, ACIS, AFin
Company Secretary

Mr Swan is a Chartered Accountant and Chartered Secretary and is currently Company Secretary and Chief Financial Officer for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of exploration and development companies, including Mantra Resources Limited, Papillon Resources Limited and Paringa Resources Limited.

Mr Swan was appointed Company Secretary of the Company on October 31, 2012.

OPERATING AND FINANCIAL REVIEW

Operations

The Group holds a 100% interest in the Piedmont Lithium Project located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Figure 1: Piedmont Lithium Project located within the TSB

4

The Group has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights. The Company also controls a 60-acre parcel in Kings Mountain, North Carolina for the site of the Company’s planned Chemical Plant.

Highlights

Highlights during and subsequent to the end of the year were as follows:

(a)	Completed a Scoping Study for the Company’s Piedmont Lithium Project (“Project”), located within the Carolina Tin-Spodumene Belt in the United States, which delivered outstanding results including:

(i)	compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes;

(ii)	a chemical plant producing 22,700tpa of lithium hydroxide supported by an open pit mine and concentrator producing 170,000tpa of 6% spodumene concentrate; and

(iii)	by-product quartz (99,000tpa), feldspar (125,000tpa), and mica (15,500tpa) will provide credits to the cost of lithium production;

(b)	Completed a maiden Mineral Resource estimate for the Project of 16.2Mt at 1.12% Li2O, containing 182,000t of Li2O or 450,000t of Lithium Carbonate Equivalent (“LCE”);

(c)	Completed two major drilling programs at the Project, totaling over 30,000 meters, with assay results continuing to confirm high-grade mineralization;

(d)	Completed bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%);

(e)
Completed Mineral Resource estimates for by-product quartz, feldspar and mica mineral products and bench-scale metallurgical testwork program to produce quartz, feldspar and mica as by-products of spodumene concentrate from the Project;

(f)	Commenced permitting on the Project for all federal, state and local permits, which is targeted for completion in 2019;

(g)
Increased the Project’s lithium mineral rights to approximately 1,200 acres within the Carolina Tin-Spodumene Belt, through additional land option and acquisition agreements signed with local landowners;

(h)	Acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant;

(i)	The Company’s American Depositary Receipts (“ADRs”) commenced trading in the U.S. on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PLLL”;

(j)	Appointed highly respected New York-based mining investment banker Mr. Keith D. Phillips as Managing Director, President and Chief Executive Officer of the Company;

(k)	Appointed Mr. Patrick Brindle as VP & Project Manager, Mr. David Buckley as VP & Chief Process Engineer and Mr. Bruce Czachor as VP & General Counsel of the Company;

(l)	Appointed highly regarded and US-based Jorge Beristain and Jeffrey Armstrong as Independent Non-Executive Directors; and

(m)	Completed a private placement of 100 million shares at an issue price of A$0.16 per share to institutional and sophisticated investors to raise A$16 million.

Piedmont Lithium Limited ANNUAL REPORT 2018	5

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (continued)

Scoping Study Results

Subsequent to the end of the 2018 financial year, the Company announced the results of a Scoping Study for its vertically integrated lithium hydroxide chemical project located in the TSB in North Carolina, USA.

The Scoping Study includes a chemical plant (“Chemical Plant”) producing 22,700 tonnes per year of lithium hydroxide supported by an open pit mine and concentrator (“Mine/Concentrator”) producing 170,000 tonnes per year of 6% Li2O spodumene concentrate.

By-products quartz (99,000 tpy), feldspar (125,000 tpy), and mica (15,500 tpy) will provide credits to the cost of lithium production.

The Scoping Study is based on the maiden Mineral Resource Estimate for the Piedmont Lithium Project reported in June 2018, comprising 16.2Mt grading at 1.12% Li2O.

The Scoping Study demonstrates the compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow.

Highlights of the Scoping Study are as follows:

●	Integrated project to produce 22,700 tonnes per year of lithium hydroxide

●	Initial 13-year mine life with 2 years of spodumene concentrate sales and 11 years of integrated operations

●	Staged development to minimise up-front capital requirements and equity dilution

●	Stage 1 initial capex of US$109 million for the Mine/Concentrator and by-product circuits (excluding contingency)

●	Stage 2 capex for Chemical Plant funded largely by internal cash flow

●	Estimated 1st quartile spodumene concentrate costs of US$193 per tonne and lithium hydroxide costs of US$3,112 per tonne, both net of by-product credits and inclusive of royalties

●	Conventional technology selection in all project aspects

●	Steady-state annual EBITDA of US$225-$245 million and after-tax cash flow of US$180-$190 million

●	Estimated NPV8% of US$888 million and after-tax IRR of 46% with ~2-year payback

●	Potential mine and project life extension provide the opportunity for further economic upside

Staged Development Approach Minimises Equity Dilution

The Scoping Study contemplates a staged development approach to minimise start-up risk and up-front capital requirements, with revenue from open-market sales of spodumene and by-product concentrates in the Project’s initial years helping defray capital requirements for the Chemical Plant. After-tax free cash flow of approximately US$163 million is expected to be generated prior to completion of construction of the Chemical Plant, and an additional US$158 million of operating cash flow from concentrate and by-product sales is expected to be generated during the Chemical Plant’s ramp-up.

The establishment of positive cash flow from spodumene and by-product concentrate sales will position Piedmont to attract financing on terms not available to greenfield developments, including access to the US corporate bond market. This is expected to lead to lower costs of capital when financing the Chemical Plant, and to allow Piedmont to minimise equity dilution to the Company’s shareholders.

6

First-Quartile Operating Costs

The integrated Piedmont project is projected to have an average life of project cash operating cost of approximately US$3,112 per tonne including royalties and net of by-product credits, positioning Piedmont as one of the industry’s lowest-cost producer as reflected in the 2023 lithium hydroxide cost curve (Figure 2).

Figure 2: Lithium hydroxide 2023 cost curve (Source – Roskill)

Attractive After-Tax Margins and Free Cash Flow

Low operating costs, low royalties, and low corporate tax rates potentially allow Piedmont to achieve after-tax margins approaching US$9,500 per tonne, or approximately 68%. The Project generates an estimated US$9,270 per tonne of free cash flow during life-of-mine operations after construction of the Chemical Plant.

Figure 3: After tax free cash flow on lithium hydroxide sales during life-of-mine operations

Piedmont Lithium Limited ANNUAL REPORT 2018	7

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (continued)

Scoping Study Results (Continued)

Summary of Scoping Study Results

Table 1: Piedmont Lithium Project – Life of Mine (“LOM”) Integrated Project	Unit	Estimated Value
PHYSICAL – MINE/CONCENTRATOR
Mine life	years	13
Steady-state annual spodumene concentrate production	tpy	170,000
LOM spodumene concentrate production	t	1,950,000
LOM quartz by-product production	t	1,188,000
LOM feldspar by-product production	t	1,500,000
LOM mica by-product production	t	185,000
LOM feed grade (excluding dilution)%		1.12
LOM average concentrate grade	%	6.0
LOM average process recovery	%	85
LOM average strip ratio	waste:ore	8.2:1
PHYSICAL – LITHIUM CHEMICAL PLANT
Steady-state annual lithium hydroxide production	tpy	22,700
LOM lithium hydroxide production	t	206,000
LOM concentrate supplied from mining operations	t	1,300,000
Chemical Plant life	years	11
Commencement of lithium hydroxide chemical production	year	3
OPERATING AND CAPITAL COSTS – INTEGRATED PROJECT
Average LiOH production cash costs using self-supplied concentrate	US$/t	$3,112
Mine/Concentrator – Direct development capital	US$mm	$61.0
Mine/Concentrator – By-Product direct development capital	US$mm	$17.7
Mine/Concentrator – Owner’s costs	US$mm	$11.0
Mine/Concentrator – Land acquisition costs	US$mm	$18.9
Mine/Concentrator – Contingency	US$mm	$21.7
Mine/Concentrator – Sustaining and deferred capital	US$mm	$19.6
Chemical Plant - Direct development capital	US$mm	$252.6
Chemical Plant – Owner’s costs	US$mm	$12.1
Chemical Plant - Contingency[1]	US$mm	$79.4
Chemical Plant – Sustaining and deferred capital	US$mm	$37.9
FINANCIAL PERFORMANCE – INTEGRATED PROJECT – LIFE OF PROJECT
Annual steady state EBITDA	US$mmpy	$225-$245
Annual steady state after-tax cash flow	US$mmpy	$180-$190
Net operating cash flow after tax	US$mm	$2,220
Free cash flow after capital costs	US$mm	$1,700
After tax Internal Rate of Return (IRR)%		46
After tax Net Present Value (NPV) @ 8% discount rate	US$mm	$888

Notes:

1          Contingency was applied to all direct and indirect costs at a rate of 20% (Mine/Concentrator) and 30% (Chemical Plant).

8

Maiden Mineral Resource Estimate

During the quarter, the Company announced a maiden Mineral Resource estimate on its Core property of 16.19 million tonnes at 1.12% Li2O, containing 182,000 tonnes of lithium oxide (Li2O) or 450,000 tonnes of LCE (the benchmark equivalent raw material used in the lithium industry).

The Mineral Resource estimate has been prepared by independent consultants, CSA Global Pty Ltd (“CSA Global”) and is reported in accordance with the JORC Code (2012 Edition).
Table 2: Mineral Resource Estimate – Piedmont Lithium Project
Category	Tonnes (Mt)	Li2O		Quartz		Feldspar		Mica
		Grade (%)	Tonnes (t)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)
Indicated	8.50	1.15	98,000	30.3	2.57	43.5	3.69	4.4	0.38
Inferred	7.69	1.09	84,000	30.0	2.31	44.4	3.41	4.5	0.34
Total	16.19	1.12	182,000	30.1	4.88	43.9	7.11	4.5	0.72

Piedmont’s maiden Mineral Resource is the first resource estimate completed in over 30 years in the historic Carolina Tin-Spodumene Belt, which was the home of most of the world’s lithium production and processing from the 1950s until the 1980s. The region continues to be the home to the US lithium processing facilities of Albemarle Corporation and FMC Corporation. The current resource is within our Core Property, which is 5 kilometres north of the historic Hallman-Beam mine (ex-FMC).

Figure 4: Plan View of Core Property Showing Drill Hole Locations, Resource, and Resource Shell

Piedmont Lithium Limited ANNUAL REPORT 2018	9

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (continued)

Maiden Mineral Resource Estimate (continued)

Drilling on the project’s 530-acre Core property consists of 248 holes totalling 37,837 meters. The Mineral Resource utilizes 231 of the holes for a total of 35,313 metres.

In addition to the maiden Mineral Resource estimate a new Exploration Target of 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li2O has been estimated by CSA Global within the Core Property. The potential quantity and grade of this Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Metallurgical Testwork Program

During the quarter, Piedmont completed a bench-scale metallurgical testwork program to produce spodumene concentrate from ore samples from the Company’s proposed vertically-integrated Piedmont Lithium Project located in North Carolina, USA.

Piedmont partnered with North Carolina State University’s Minerals Research Laboratory (MRL) to complete bench-scale testwork including spodumene flotation optimization, magnetic separation to remove iron from spodumene concentrate and Heavy Liquid Separation (HLS) to evaluate the potential for a Dense Medium Separation (DMS) circuit.

The completed testwork program confirms the interim flotation and magnetic separation results which the Company published in April 2018 with additional testwork on four composited samples collected from multiple exploration corridors within the Project’s core property.

Spodumene direct flotation tests followed by magnetic separation tests were conducted on four samples of Piedmont ore. The flotation results showed that spodumene concentrates with grade of greater than 6.0% Li2O were achievable with two-stage magnetic separation tests reducing iron content to less than 1.0% Fe2O3.

Additionally, it was demonstrated that the ultimate tailings streams of the bench-scale flowsheet had low Li2O losses.

The bench-scale testwork results underpinned the spodumene concentrator process design in the Scoping Study that was released in July 2018. Additionally, the bench-scale results will be used to guide future pilot-scale testwork programs.

Figure 5: Lee Beasley, Senior Geologist (left), Keith Phillips, Managing Director & CEO (center), and Patrick Brindle, Vice President & Project Manager (right)

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Corporate

During the year, the Company’s American Depository Receipts were approved for listing on the Nasdaq Capital Market and trading commenced in the U.S. under the ticker symbol “PLLL”. The Company also changed its name to ‘Piedmont Lithium Limited’ and changed its ASX code to “PLL”.

During the year, the Company appointed highly respected New York-based mining investment banker Mr Keith D. Phillips as Managing Director, President and Chief Executive Officer of the Company. The Company also appointed Mr Patrick Brindle as VP & Project Manager, Mr David Buckley as VP & Chief Process Engineer and Mr Bruce Czachor as VP & General Counsel of the Company. The Company also appointed Mr Jorge Beristain and Mr Jeffrey Armstrong as an US-based independent Non-Executive Directors.

During the year, the Group increased the Project’s lithium mineral rights to approximately 1,200 acres within the Carolina Tin-Spodumene Belt, through additional land option and acquisition agreements signed with local landowners. The Group also acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant.

During the year, the Company completed a private placement of 100 million shares at an issue price of A$0.16 per share to institutional and sophisticated investors to raise A$16 million (US$12.3 million).

Results of Operations

The Group’s net loss after tax for the year ended June 30, 2018 was US$9,957,817 (2017: US$2,639,428). This loss is partly attributable to:

(a)
exploration and evaluation expense of US$6,021,506 (2017: US$1,132,846), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and

(b)
non-cash share-based payment expense of US$1,172,164 (2017: US$861,973) which is attributable to the Group’s accounting policy of expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

Financial Position

At June 30, 2018, the Company had cash reserves of approximately US$7.2 million (2017: US$3.5 million) and no debt, placing the Company in a good position to conduct its current exploration and development activities.

At June 30, 2018, the Company had net assets of approximately US$6.1 million (2017: US$3.3 million), an increase of 86% compared with the previous year. This is largely attributable to the Company’s capital raising during the year which raised net proceeds of US$11.6 million, less the Company’s net cash used in operating activities of US$7.6 million.

Earnings Per Share

	2018 US cents per share	2017 US cents per share
Basic and diluted loss per share	(1.91)	(0.64)

Dividends

No dividends were paid or declared since the start of the financial year. No recommendation for payment of dividends has been made.

Piedmont Lithium Limited ANNUAL REPORT 2018	11

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (continued)

Business Strategies and Prospects for Future Financial Years

The objective of the Group is to create long-term shareholder value through the discovery, development and acquisition of technically and economically viable mineral deposits.

To date, the Group has not commenced production of any minerals, nor has it identified any Ore Reserves in accordance with the JORC Code. To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:

●	Following successful completion of the Scoping Study for the Project, complete a Pre-Feasibility Study (“PFS”) on the Project during the calendar 2019 year;

●	Complete further metallurgical studies, including evaluating the potential for a Dense Medium Separation (“DMS”) before the flotation circuit, to further enhance operating costs in the concentrator;

●	Complete additional drilling on the Project’s core property and other properties to potentially extend the Project’s mine life by expanding the Mineral Resource estimate for the Project;

●	Complete permit applications and secure the necessary permits to commence mining and processing operations at the Project; and

●	Continue to acquire additional options over landholdings to expand the Group’s footprint within the historic Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, United States.

All of these activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:

●
The Company’s exploration properties may never be brought into production – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties which are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;

●
The Company’s activities will require further capital – The exploration and any development of the Company’s exploration properties will require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration and any development of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

●
The Company may be adversely affected by fluctuations in lithium prices – The price of lithium fluctuates widely and is affected by numerous factors beyond the control of the Group. Future production, if any, from the Group’s mineral properties will be dependent upon the price of lithium being adequate to make these properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward;

●
The Company may be adversely affected by competition within the lithium industry – The Group competes with other domestic and international lithium companies, some of whom have larger financial and operating resources. Competition may also arise from alternative materials and the development of new products. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially impacted by increased competition. In addition, the Group is continuing to secure additional surface and mineral rights, however there can be no guarantee that the Group will secure additional surface and mineral rights which could impact on the results of the Group’s operations; and

12

●
Global financial conditions may adversely affect the Company’s growth and profitability – Many industries, including the mineral resource industry, are impacted by these market conditions. Some of the key impacts include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, and foreign exchange markets, and a lack of market liquidity. Due to the current nature of the Group’s activities, a slowdown in the financial markets or other economic conditions may adversely affect the Group’s growth and ability to finance its activities.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the year consisted of the exploration and development of resource projects. During the previous financial year, the Group identified and acquired the Piedmont Lithium Project (“Project”) located in the United States and subsequently the Group has focussed on the exploration and appraisal of the Project.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Consolidated Entity’s operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Consolidated Entity during the financial year.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Consolidated Entity during the financial year were as follows:

(a)
On July 6, 2017, the Company appointed highly respected New York-based mining investment banker Mr Keith D. Phillips as Managing Director, President and Chief Executive Officer of the Company. The Company also granted 24,000,000 unlisted options (with exercise prices between A$0.10 and A$0.24 and expiring between July 10, 2020 and July 10, 2022) to Mr Phillips as part of his remuneration package;

(b)	On August 18, 2017, the Company changed its name to ‘Piedmont Lithium Limited’ following approval by shareholders at a General Meeting of Shareholders;

(c)	On November 3, 2017, the Company completed a private placement of 100 million shares at an issue price of A$0.16 per share to institutional and sophisticated investors to raise A$16 million;

(d)
On January 10, 2018, the Company announced that it had appointed Mr. Patrick Brindle as VP & Project Manager, Mr. David Buckley as VP & Chief Process Engineer and Mr. Bruce Czachor as VP & General Counsel of the Company;

(e)	On February 1, 2018, the Company announced that it had increased its lithium mineral rights in the TSB by 188 acres, taking the Company’s total landholding to 1,092 acres;

(f)	On March 6, 2018, the Company announced that it had increased its lithium mineral rights in the TSB by 107 acres, taking the Company’s total landholding to 1,199 acres;

(g)	On May 7, 2018, the Company’s American Depository Receipts were approved for listing on the Nasdaq Capital Market and trading commenced in the U.S. under the ticker symbol “PLLL”;

(h)	On May 7, 2018, Mr Jorge M. Beristain was appointed as an independent Non-Executive Director and Mr Robert Behets stepped down from his position; and

(i)
On June 14, 2018, the Company announced a maiden Mineral Resource Estimate on its Core property of 16.19 million tonnes at 1.12% Li2O, containing 182,000 tonnes of lithium oxide (Li2O) or 450,000 tonnes of Lithium Carbonate Equivalent (“LCE”).

Piedmont Lithium Limited ANNUAL REPORT 2018	13

DIRECTORS' REPORT
(Continued)

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

(a)	On July 2, 2018, the Company announced that it had commenced a By-Product Study to examine the potential to enhance Project economics through the recovery of by-product quartz, feldspar and mica;

(b)	On July 5, 2018, the Company announced that it had acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant;

(c)
On July 17, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%);

(d)
On July 19, 2018, the Company announced the results of a Scoping Study for the Project, which demonstrated compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow;

(e)	On August 1, 2018, the Company appointed Mr Jeff Armstrong as an independent Non-Executive Director, and Mr Mark Pearce stepped down from his Non-Executive Director position;

(f)
On September 4, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce quartz, feldspar and mica as by-products of spodumene concentrate from the Project;

(g)	On September 6, 2018, the Company announced Mineral Resource estimates for by-product quartz, feldspar and mica mineral products from the spodumene bearing pegmatite on its Core Property; and

(h)
On September 13, 2018, the Company announced the results of an updated Scoping Study for the Project to incorporate the production of by-product quartz, feldspar and mica. The updated Scoping Study demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2018 that have significantly affected or may significantly affect:

●	the operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity;

●	the results of those operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity; or

●	the state of affairs, in financial years subsequent to June 30, 2018, of the Consolidated Entity.

DIRECTORS’ INTERESTS

As at the date of this report, the Directors’ interests in the securities of the Company are as follows:

	Shares[1]	Options[2]	Rights[3]
Ian Middlemas	20,000,000	-	-
Keith Phillips	850,000	24,000,000	-
Anastasios Arima	-	11,000,000	-
Jeff Armstrong	-	1,000,000	-
Jorge Beristain	500,000	1,000,000	-
Levi Mochkin	52,500,000	-	500,000

Notes:

[1]	‘Shares’ means fully paid ordinary shares in the capital of the Company.
[2]	‘Options’ means an unlisted option to subscribe for one Share in the capital of the Company.
[3]	‘Rights’ means an unlisted performance right that converts into one Share in the capital of the Company upon the satisfaction of specific performance milestones set by the Company.
[4]	Mr Phillips holds 850,000 Shares in the form of American Depositary Shares.
[5]	Mr Beristain holds 500,000 Shares in the form of American Depositary Shares.

14

SHARE OPTIONS AND PERFORMANCE RIGHTS

At the date of this report the following Incentive Options and Performance Rights have been issued over unissued Ordinary Shares of the Company:

•	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
•	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
•	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
•	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
•	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
•	4,075,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;
•	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
•	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
•	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022;
•	400,000 Incentive Options exercisable at A$0.22 each expiring on July 31, 2021;
•	400,000 Incentive Options exercisable at A$0.26 each expiring on July 31, 2021;
•	400,000 Incentive Options exercisable at A$0.28 each expiring on July 31, 2021;
•	2,775,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2021; and
•	1,300,000 Performance Rights subject to various performance conditions to be satisfied prior to relevant expiry dates between December 31, 2018 and December 31, 2019.

During the year ended June 30, 2018 and up to the date of this report, 5,200,000 ordinary shares have been issued as a result of the exercise of options or conversion of performance rights.

INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused as such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused as such a director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$28,098 (2017: US$9,502) was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

Piedmont Lithium Limited ANNUAL REPORT 2018	15

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED)

This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (“KMP”) of the Group.

Details of Key Management Personnel

The KMP of the Group during or since the end of the financial year were as follows:

Directors
Mr Ian Middlemas              Chairman
Mr Keith Phillips                Managing Director, President & Chief Executive Officer (appointed July 10, 2017)
Mr Anastasios Arima         Executive Director
Mr Jeffrey Armstrong          Non-Executive Director (appointed August 1, 2018)
Mr Jorge Beristain              Non-Executive Director (appointed May 7, 2018)
Mr Levi Mochkin                 Non-Executive Director
Mr Robert Behets               Non-Executive Director (resigned May 7, 2018)
Mr Mark Pearce                 Non-Executive Director (resigned August 1, 2018)

Other KMP
Mr Patrick Brindle              Vice President and Project Manager (appointed January 1, 2018)
Mr David Buckley               Vice President and Chief Process Engineer (appointed January 1, 2018)
Mr Lamont Leatherman       Vice President and Chief Geologist
Mr Bruce Czachor              Vice President and General Counsel (appointed January 1, 2018)
Mr Gregory Swan               Company Secretary

Unless otherwise disclosed, the KMP held their position from July 1, 2017 until the date of this report.

Remuneration Policy

The Group’s remuneration policy for its KMP has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

●	the Group is currently focused on identifying and acquiring suitable resource projects and undertaking exploration, appraisal and development activities;

●	risks associated with small cap resource companies whilst exploring and developing projects; and

●
other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles. Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

16

Performance Based Remuneration – Short Term Incentive

Some executives are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.

During the 2018 financial year, a total discretionary bonus sum of US$137,580 (2017: US$29,435) was paid to executives after achievement of KPIs set by the Board, which included: (a) completion of successful exploration programs at the Project; (b) securing additional landholdings to expand the Project area; (c) completion of a successful capital raising; and (d) appointment of key management personnel.

Performance Based Remuneration – Long Term Incentive

The Group has a long-term incentive plan (“LTIP”) comprising the grant of Performance Rights and/or Incentive Options to reward KMP and key employees and contractors for long-term performance.

To achieve its corporate objectives, the Group needs to attract, incentivise, and retain its key employees and contractors. The Board believes that grants of Performance Rights and/or Incentive Options to KMP will provide a useful tool to underpin the Group’s employment and engagement strategy.

(i)          Performance Rights

The Group has a Performance Rights Plan (“Plan”) that provides for the issuance of unlisted performance share rights (“Performance Rights”) which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

The Plan enables the Group to: (a) recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group’s business objectives; (b) link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group; (c) align the financial interest of participants of the Plan with those of Shareholders; and (d) provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During the financial year, 300,000 Performance Rights were granted to KMP. No Performance Rights were exercised by KMP during the financial year. 950,000 Performance Rights previously granted to KMP lapsed during the financial year.

(ii)          Incentive Options

The Group has also chosen to grant unlisted incentive options (“Incentive Options”) to some KMP and key employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.

The Board’s policy is to grant Incentive Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Incentive Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Incentive Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Incentive Options, there are no additional performance criteria on the Incentive Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related.

The Group prohibits executives from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

During the financial year, 27,100,000 Incentive Options were granted to KMP. No Incentive Options were exercised by KMP during the financial year. No Incentive Options previously granted to KMP lapsed during the financial year.

Piedmont Lithium Limited ANNUAL REPORT 2018	17

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Incentive Options have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive Incentive Options and/or Performance Rights in order to secure their services.

The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to Incentive Options granted as part of their remuneration package.

Fees for the Chairman are presently A$36,000 (2017: A$36,000). Fees for Non-Executive Directors are presently set at between A$20,000 to A$50,000 per annum (2017: A$20,000 to A$50,000). These fees cover main board activities only.

Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees. During the previous 2017 financial year, a total discretionary bonus sum of US$26,408 was paid to Non-Executive Directors after achievement of KPIs which included completion of a successful capital raising.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Incentive Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialisation, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Loans with Key Management Personnel

No loans were provided to or received from KMP during the year ended June 30, 2018 (2017: Nil).

18

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of Piedmont Lithium Limited are as follows:

2018	Short-term benefits			Post-employ-ment benefits US$	Share-based payments US$	Total US$	Perform-ance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Ian Middlemas	27,912	-	-	2,652	-	30,564	-
Keith Phillips[1]	245,040	97,580	22,348	-	530,439	895,407	70%
Anastasios Arima	158,791	40,000	4,292	9,185	91,645	303,913	43%
Jeffrey Armstrong[2]	-	-	-	-	-	-	-
Jorge Beristain[3]	6,022	-	-	-	25,808	31,830	81%
Levi Mochkin [4]	93,038	-	-	3,683	-	96,721	-
Robert Behets[5]	19,821	-	-	1,883	-	21,704	-
Mark Pearce[6]	15,507	-	-	1,473	-	16,980	-
Other KMP
Patrick Brindle[7]	87,500	-	10,337	-	77,360	175,197	44%
David Buckley[8]	100,000	-	13,876	-	42,085	155,961	27%
Lamont Leatherman	161,250	-	-	-	129,481	290,731	45%
Bruce Czachor[9]	50,000	-	-	-	30,944	80,944	38%
Gregory Swan[10]	-	-	-	-	29,385	29,385	100%
	964,881	137,580	50,853	18,876	957,147	2,129,337

Notes:

[1]	Mr Phillips was appointed effective July 10, 2017.
[2]	Mr Armstrong was appointed effective August 1, 2018.
[3]	Mr Beristain was appointed effective May 7, 2018.
[4]
During the year Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$70,000 for additional services provided in respect of business development activities.

[5]	Mr Behets resigned effective May 7, 2018.
[6]	Mr Pearce resigned effective August 1, 2018.
[7]	Mr Brindle was appointed effective January 1, 2018.
[8]	Mr Buckley was appointed effective January 1, 2018.
[9]	Mr Czachor was appointed effective January 1, 2018.
[10]
Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

2017	Short-term benefits		Post-employment benefits US$	Share-based payments US$	Total US$	Percentage performance related %
	Salary & fees US$	Cash bonus US$
Directors
Ian Middlemas	27,162	-	-	-	27,162	-
Keith Phillips [1]	-	-	-	-	-	-
Anastasios Arima [2]	78,807	29,435	7,012	143,620	258,874	67%
Robert Behets	22,635	-	2,150	-	24,785	-
Levi Mochkin [3]	90,540	26,408	3,584	-	120,532	22%
Mark Pearce	15,090	-	1,434	-	16,524	-
Other KMP
Lamont Leatherman [4]	112,450	-	-	171,461	283,911	60%
Gregory Swan [5]	-	-	-	44,478	44,478	100%
	346,684	55,843	14,180	359,559	776,266

Notes:

[1]	Mr Phillips was appointed after the end of fiscal 2017, on July 10, 2017.
[2]	Mr Arima was appointed on October 1, 2016.
[3]
During the year Mr Mochkin was paid, or is payable, A$50,000 for directors’ fees and Ledger Holdings Pty Ltd (an entity associated with Mr Mochkin) was paid, or is payable, A$105,000 for additional services provided in respect of business development activities.

[4]	Mr Leatherman was appointed on October 1, 2016.
[5]
Mr Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (‘Apollo’). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Piedmont Lithium Limited ANNUAL REPORT 2018	19

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Other Transactions with Key Management Personnel

Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2018 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2017: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid A$70,000 during the 2018 year for the provision of services in relation to business development activities (2017: A$105,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

Options and Performance Rights Granted to Key Management Personnel

Details of the values of Incentive Options and Performance Rights granted, exercised or lapsed for each KMP of the Group during the 2018 financial year are as follows:

2018	No. of options & rights granted during year	No. of options & rights vested during year	No. of options & rights lapsed during year	Value of options & rights granted during year[1] US$	Value of options & rights exercised during year[2] US$	Value of options & rights included in remuneration for year US$
Directors
Keith Phillips	24,000,000	-	-	865,284	-	530,439
Anastasios Arima	-	5,000,000	-	-	-	91,645
Jorge Beristain	1,000,000	1,000,000	-	41,093	-	25,808
Levi Mochkin	-	-	500,000[3]	-	-	-
Mark Pearce	-	-	300,000[3]	-	-	-
Other KMP
Patrick Brindle	1,500,000	750,000	-	102,345	-	77,360
David Buckley	300,000	150,000	-	44,195	-	42,085
Lamont Leatherman	-	5,000,000	-	-	-	129,481
Bruce Czachor	600,000	300,000	-	40,938	-	30,944
Gregory Swan	-	1,500,000	150,000[3]	-	-	29,385
Total	27,400,000	13,700,000	950,000	1,093,855	-	957,147

Notes:

[1]
Determined at the time of grant per AASB 2, using an exchange rate of US$0.7753=A$1, being the average exchange rate for 2018. For details on the valuation of options and rights, including models and assumptions used, please refer to Note 16 of the financial statements.

[2]	Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.7753=A$1, being the average exchange rate for 2018.
[3]	950,000 rights previously granted to KMP during the 2015 financial year lapsed during the 2018 financial year.

Details of Incentive Options and Performance Rights granted by the Company to each KMP of the Group during the financial year are as follows:

2018	Options or rights	Grant date	Expiry date	Vesting date	Exercise price A$	Grant date fair value[1] A$	Number granted
Directors
Mr Keith Phillips	Options	10-Jul-17	10-Jul-20	10-Jul-18	$0.10	$0.048	6,000,000
	Options	10-Jul-17	10-Jan-21	10-Jan-19	$0.12	$0.047	6,000,000
	Options	10-Jul-17	10-Jul-21	10-Jul-19	$0.16	$0.046	6,000,000
	Options	10-Jul-17	10-Jul-22	10-Jul-20	$0.24	$0.045	6,000,000
Mr Jorge Beristain	Options	07-May-18	30-Jun-20	07-May-18	$0.25	$0.055	500,000
	Options	07-May-18	31-Dec-20	07-May-18	$0.35	$0.051	500,000
Other KMP
Patrick Brindle	Options	01-Jan-18	30-Jun-20	30-Jun-18	$0.25	$0.091	750,000
	Options	01-Jan-18	31-Dec-20	31-Dec-18	$0.35	$0.085	750,000
David Buckley	Rights	01-Jan-18	31-Dec-18	Refer note 2	-	$0.190	150,000
	Rights	01-Jan-18	31-Dec-19	Refer note 2	-	$0.190	150,000
Bruce Czachor	Options	01-Jan-18	30-Jun-20	30-Jun-18	$0.25	$0.091	300,000
	Options	01-Jan-18	31-Dec-20	31-Dec-18	$0.35	$0.085	300,000

Notes:

[1]	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 16 of the financial statements.
[2]
Mr Buckley was granted 300,000 rights during the 2018 financial year, of which 150,000 rights vest upon satisfaction of the Mineral Resource Milestone and 150,000 rights vest upon satisfaction of the Scoping Study Milestone.

20

Option and Performance Right holdings of Key Management Personnel

2018	Held at July 1, 2017	Granted as remuneration	Options & rights exercised	Options & rights lapsed	Held at June 30, 2018	Vested and exercisable at June 30, 2018
Directors
Ian Middlemas	-	-	-	-	-	-
Keith Phillips	-	24,000,000	-	-	24,000,000	-
Anastasios Arima	11,000,000	-	-	-	11,000,000	5,000,000
Jorge Beristain	-[1]	1,000,000	-	-	1,000,000	1,000,000
Levi Mochkin	1,000,000	-	-	(500,000)	500,000	-
Robert Behets	-	-	-	-	-[2]	-[2]
Mark Pearce	600,000	-	-	(300,000)	300,000	-
Other KMP
Lamont Leatherman	15,000,000	-	-	-	15,000,000	5,000,000
Patrick Brindle	-[1]	1,500,000	-	-	1,500,000	750,000
David Buckley	-[1]	300,000	-	-	300,000	150,000
Bruce Czachor	-[1]	600,000	-	-	600,000	300,000
Gregory Swan	3,800,000	-	-	(150,000)	3,650,000	1,500,000
	31,400,000	27,400,000	-	(950,000)	57,850,000	13,200,000

Notes:

[1]	As at date of appointment.
[2]	As at date of resignation.

Shareholdings of Key Management Personnel

2018	Held at July 1, 2017	Options & Rights Exercised	Purchases	Net Change Other	Held at June 30, 2018
Directors
Ian Middlemas	20,000,000	-	-	-	20,000,000
Keith Phillips	-[1]	-	850,000	-	850,000[3]
Anastasios Arima	-	-	-	-	-
Jorge Beristain	-[1]	-	500,000	-	500,000[4]
Levi Mochkin	52,500,000	-	-	-	52,500,000
Robert Behets	1,000,000	-	-	-	1,000,000[2]
Mark Pearce	3,500,000	-	-	-	3,500,000
Other KMP		-	-	-
Lamont Leatherman	-	-	-	-	-
Patrick Brindle	-[1]	-	-	-	-
David Buckley	-[1]	-	-	-	-
Bruce Czachor	-[1]	-	-	-	-
Gregory Swan	1,000,000	-	-	(400,000)	600,000
	78,000,000	-	1,350,000	(400,000)	78,950,000

Notes:

[1]	As at date of appointment.
[2]	As at date of resignation.
[3]	Mr Phillips holds 850,000 ordinary shares in the form of American Depositary Shares.
[4]	Mr Beristain holds 500,000 ordinary shares in the form of American Depositary Shares.

Piedmont Lithium Limited ANNUAL REPORT 2018	21

DIRECTORS' REPORT
(Continued)

REMUNERATION REPORT (AUDITED) (Continued)

Employment Contracts with KMP

Mr. Phillips, President & CEO, has an employment agreement with the Group which may be terminated for any reason at any time. No amount is payable in the event of termination by the Group for cause. In the event of termination by the Group without cause, Mr. Phillips is entitled to receive a payment equal to 6 months’ salary and continuing benefits for a period of 6 months. Mr. Phillips receives a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Arima, Executive Director, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Arima is entitled to receive a payment equal to 3 months’ salary and continuing benefits for a period of 3 months. Effective from July 1, 2018, Mr. Arima receives a fixed remuneration component of US$180,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Brindle, Vice President and Project Manager, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Brindle is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Brindle receives a fixed remuneration component of US$175,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Buckley, Vice President and Chief Process Engineer, has an employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Buckley is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Buckley receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$50,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Czachor, Vice President and Project Manager, has a part-time employment agreement with the Group which may be terminated by either party for any reason at any time. No amount is payable in the event of termination by us for cause. In the event of termination by us without cause, Mr. Czachor is entitled to receive a payment equal to 15% of his then-current base salary and continuing benefits for a period of 1 month. Mr. Czachor receives a fixed remuneration component of US$100,000 per annum and a discretionary annual bonus of up to US$25,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Leatherman, Vice President and Chief Geologist, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 2 months prior written notice of termination to the other, or payment in lieu thereof. Mr Leatherman receives a fixed remuneration component of US$165,000 per annum.

All Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.

End of Remuneration Report.

22

DIRECTORS’ MEETINGS

The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Ian Middlemas	2	2	-	-
Keith Phillips	2	2	-	-
Anastasios Arima	2	1	-	-
Jeffrey Armstrong	-	-	-	-
Jorge Beristain	-	-	-	-
Levi Mochkin	2	2	-	-
Robert Behets	2	1	-	-
Mark Pearce	2	1	-	-

The Company established an Audit Committee with effect from May 7, 2018.

NON-AUDIT SERVICES

There were no non-audit services provided by the auditor (or by another person or firm on the auditor’s behalf) during the financial year.

AUDITOR’S INDEPENDENCE DECLARATION

The lead auditor’s independence declaration for the year ended June 30, 2018 has been received and can be found on page 24 of the Directors’ Report.

Signed in accordance with a resolution of the directors.

KEITH PHILLIPS
President & CEO

September 25, 2018

Piedmont Lithium Limited ANNUAL REPORT 2018	23

AUDITOR'S INDEPENDENCE DECLARATION

24

CONSOLIDATED STATEMENT OF PROFIT OR
LOSS AND OTHER COMPREHENSIVE INCOME
YEAR ENDED JUNE 30, 2018

	Notes	2018	Restated 2017
		US$	US$

Continuing operations
Interest income		132,752	33,936
Exploration and evaluation expenses		(6,021,506)	(1,132,846)
Corporate and administrative expenses		(1,160,608)	(444,388)
Business development expenses		(1,207,907)	(233,538)
Share based payments	16	(1,172,164)	(861,973)
Foreign stock exchange listing expenses		(580,922)	-
Other income and expenses	2	52,538	(619)
Loss before income tax		(9,957,817)	(2,639,428)
Income tax expense	3	-	-
Loss for the year		(9,957,817)	(2,639,428)

Loss attributable to members of Piedmont Lithium Limited		(9,957,817)	(2,639,428)

Other comprehensive income Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(249,205)	58,802
Other comprehensive loss for the year, net of tax		(249,205)	58,802
Total comprehensive loss for the year		(10,207,022)	(2,580,626)

Total comprehensive loss attributable to members of Piedmont Lithium Limited		(10,207,022)	(2,580,626)

Basic loss per share (cents per share)	13	(1.91)	(0.64)
Diluted loss per share (cents per share)	13	(1.91)	(0.64)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

Piedmont Lithium Limited ANNUAL REPORT 2018	25

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT JUNE 30, 2018

	Notes	2018	Restated 2017
		US$	US$

ASSETS
Current Assets
Cash and cash equivalents	5	7,238,489	3,536,318
Trade and other receivables	6	72,110	33,977
Total Current Assets		7,310,599	3,570,295

Non-Current Assets
Exploration and evaluation assets	7	742,017	177,800
Property, plant and equipment	8	3,982	3,895
Total Non-Current Assets		745,999	181,695

TOTAL ASSETS		8,056,598	3,751,990

LIABILITIES
Current Liabilities
Trade and other payables	9	1,989,084	483,427
Total Current Liabilities		1,989,084	483,427

TOTAL LIABILITIES		1,989,084	483,427

NET ASSETS		6,067,514	3,268,563

EQUITY
Contributed equity	10	40,483,348	28,512,793
Reserves	11	1,966,308	1,180,095
Accumulated losses	12	(36,382,142)	(26,424,325)

TOTAL EQUITY		6,067,514	3,268,563

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

26

CONSOLIDATED STATEMENT OF CHANGES IN
EQUITY
YEAR ENDED JUNE 30, 2018

	Contributed Equity	Share Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the year	-	-	-	(9,957,817)	(9,957,817)
Exchange differences arising on translation of foreign operations	-	-	(249,205)	-	(249,205)
Total comprehensive loss for the year	-	-	(249,205)	(9,957,817)	(10,207,022)
Issue of shares	12,304,000	-	-	-	12,304,000
Exercise of options	324,271	(136,746)	-	-	187,525
Share issue costs	(657,716)	-	-	-	(657,716)
Share based payments	-	1,172,164	-	-	1,172,164
Balance at June 30, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514

Balance at July 1, 2016 (Restated)	24,908,762	-	259,320	(23,784,897)	1,383,185
Net loss for the year	-	-	-	(2,639,428)	(2,639,428)
Exchange differences arising on translation of foreign operations	-	-	58,802	-	58,802
Total comprehensive loss for the year	-	-	58,802	(2,639,428)	(2,580,626)
Issue of shares	3,840,034	-	-	-	3,840,034
Share issue costs	(236,003)	-	-	-	(236,003)
Share based payments	-	861,973	-	-	861,973
Balance at June 30, 2017 (Restated)	28,512,793	861,973	318,122	(26,424,325)	3,268,563

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

Piedmont Lithium Limited ANNUAL REPORT 2018	27

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2018

	Notes	2018	Restated 2017
		US$	US$

Operating activities
Payments to suppliers and employees		(7,790,750)	(1,365,603)
Interest received		131,849	34,008
Refunds of GST		76,905	-
Net cash flows used in operating activities	5	(7,581,996)	(1,331,595)

Investing activities
Purchase of exploration and evaluation assets		(564,217)	(177,800)
Purchase of property, plant and equipment		(1,346)	(4,055)
Payment of deposits		(36,617)	-
Net cash flows used in investing activities		(602,180)	(181,855)

Financing activities
Proceeds from issue of shares	10(a)	12,491,525	3,840,034
Share issue costs	10(a)	(657,716)	(236,003)
Net cash flows from financing activities		11,833,809	3,604,031

Net increase in cash and cash equivalents		3,649,633	2,090,581
Net foreign exchange differences		52,538	65,379
Cash and cash equivalents at beginning of year		3,536,318	1,380,358
Cash and cash equivalents at the end of the year	5	7,238,489	3,536,318

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

28

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in preparing the financial report of Piedmont Lithium Limited (“Piedmont” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2018 are stated to assist in a general understanding of the financial report.

Piedmont is a Company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange.

The financial report of the Group for the year ended June 30, 2018 was authorised for issue in accordance with a resolution of the Directors on September 25, 2018.

(a)	Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (“AASBs”) adopted by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

The financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value. The financial report is presented in United States dollars (US$).

(b)	Change in presentation currency

The Company has elected to change its presentation currency from A$ to US$. The change in presentation currency is to better reflect the Groupʼs business activities and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars. Prior to the change, the Company reported its financial statements in A$.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively in accordance with the requirements of AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. In making this change in presentation currency, the Company followed the requirements set out in AASB 121 The Effects of Changes in Foreign Exchange Rates. As required by AASB 121, the consolidated statement of profit or loss and other comprehensive income and the consolidated statement of cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated statement of financial position dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in a foreign currency translation reserve of US$259,320 at July 1, 2016.

(c)	Statement of Compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for the current annual reporting period.

New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include AASB 2016-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 107 which amend existing presentation and disclosure requirements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Piedmont Lithium Limited ANNUAL REPORT 2018	29

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Statement of Compliance (Continued)

The adoption of these new and revised standards has not resulted in any significant changes to the Group's accounting policies or to the amounts reported for the current or prior periods.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended June 30, 2018. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for Group
AASB 9 Financial Instruments, and relevant amending standards	January 1, 2018	July 1, 2018
AASB 15 Revenue from Contracts with Customers, and relevant amending standards	January 1, 2018	July 1, 2018
AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions	January 1, 2018	July 1, 2018
AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018	July 1, 2018
AASB 16 Leases	January 1, 2019	July 1, 2019

AASB 16 Leases was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The exceptions are short-term and low-value leases. The group is in the process of assessing the impact of adopting the new standard and how this may affect the Group’s profit or loss and classification of cash flows going forward. The adoption of this standard is mandatory for financial years commencing on or after January 1, 2019. At this stage, the group does not intend to adopt the standard before its effective date.

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2018 and the results of all subsidiaries for the year then ended.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

(e)	Foreign Currencies

(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.  The Company’s functional currency is Australian dollars. The consolidated financial statements are presented in United States dollars which is the Company's presentation currency. Refer to note 1(b) for further information on the change in presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction.  Foreign currency monetary items are translated at the year-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(iii)	Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:
●	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in equity.  These differences are recognised in profit or loss in the period in which the operation is disposed.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.

(g)	Trade and Other Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts.  An estimate for doubtful debts is made when collection of the full amount is no longer probable.  Bad debts are written‑off as incurred.

Receivables from related parties are recognised and carried at the nominal amount due and are interest free.

(h)	Investments and Other Financial Assets

Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value though profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.  When financial assets are recognised initially they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.  The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Piedmont Lithium Limited ANNUAL REPORT 2018	31

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Investments and Other Financial Assets (Continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.  Derivatives are also categorised as held for trading unless they are designated as hedges.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable.  They are included in current assets, except for those with maturities greater than twelve months after the reporting date which are classified as non-current assets.  Loans and receivables are included in receivables in the Statement of Financial Position.

(i)	Property, Plant and Equipment

(i)	Cost and valuation

All classes of property, plant and equipment are measured at cost.

(ii)	Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment.

	2018	2017
Major depreciation periods are:
Plant and equipment:	5 years	5 years

(j)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with AASB 6 Exploration for and Evaluation of Mineral Resources, which is the Australian equivalent of IFRS 6.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

●	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

●
exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred.

Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property” and future expenditures incurred in the development of that area of interest is accounted for in accordance with the Group’s policy for Property, Plant & Equipment, as described in note 1(i).

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(k)	Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received.  Trade accounts payable are normally settled within 60 days.

(l)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(m)	Revenue Recognition

Revenues are recognised at the fair value of the consideration received.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

(n)	Income Tax

The income tax expense for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.  An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability.  No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Piedmont Lithium Limited ANNUAL REPORT 2018	33

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Income Tax (Continued)

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(o)	Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date.  Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.  Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(p)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

(q)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office.  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.  Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(r)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:
●	Recognition of tax losses (Note 3);
●	Impairment of exploration and evaluation expenditures (Note 7); and
●	Share-based payments (Note 16).

(s)	Operating Segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers – being the board of directors.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:
●	Nature of the products and services,
●	Nature of the production processes,
●	Type or class of customer for the products and services,
●	Methods used to distribute the products or provide the services, and if applicable,
●	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(t)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount.  An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Piedmont Lithium Limited ANNUAL REPORT 2018	35

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the reporting date.  The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.  Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments.  The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows.  The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(v)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity.  Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors.  These share-based payments are measured at the fair value of the equity instrument at the grant date.  Fair value is determined using the Black Scholes option pricing model.

The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest.  At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest.  The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

2.	OTHER INCOME AND EXPENSES

		2018	2017
		US$	US$

Other income
Net foreign exchange gain		52,538	-

Other expenses
Net foreign exchange loss		-	(619)

Depreciation, amortisation and impairment
Included in corporate and administrative expenses:
Depreciation of plant and equipment	8	(1,259)	(1,133)
Included in exploration and evaluation expenses:
Impairment of exploration and evaluation asset	7	-	(39,251)
		(1,259)	(40,384)

Employee benefits expense (including KMP)
Included in corporate and administrative expenses:
Wages, salaries and fees		(1,407,045)	(205,853)
Defined contribution plans		(18,876)	(14,179)
Other employee benefits		(66,735)	-
Included in exploration and evaluation expenses:
Wages, salaries and fees		(242,249)	(138,025)
Included in business development expenses:
Wages, salaries and fees		-	(79,223)
Included in share-based payments:
Share based payments	16	(1,172,164)	(861,973)
		(2,907,069)	(1,299,253)

Piedmont Lithium Limited ANNUAL REPORT 2018	37

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

3.	INCOME TAX

	2018	2017
	US$	US$

Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(9,957,817)	(2,639,428)
At the Australian income tax rate of 27.5% (2017: 27.5%)	(2,738,400)	(725,843)
Expenditure not allowable for income tax purposes	612,788	301,266
Income not assessable for income tax purposes	(14,448)	-
Effect of decrease in Australian income tax rate	-	216,833
Effect of higher tax rates in the United States	(551,859)	(81,129)
Exchange differences on translation of foreign operations	105,045	7,236
Adjustments in respect of deferred income tax of previous years	(56,213)	(87,522)
Effect of deferred tax assets not brought to account	2,643,087	369,159
Income tax expense reported in profit or loss	-	-

Deferred Tax Assets and Liabilities
Deferred Tax Liabilities:
Accrued interest	3,292	2,835
Deferred tax assets used to offset deferred tax liabilities	(3,292)	(2,835)
	-	-
Deferred Tax Assets:
Accrued expenditures	25,160	6,640
Tax losses available to offset against future taxable income	5,504,853	2,879,828
Deferred tax assets used to offset deferred tax liabilities	(3,292)	(2,835)
Deferred tax assets not brought to account (1)(2)	(5,526,721)	(2,883,633)
	-	-

Notes:

[1]
The benefit of deferred tax assets not brought to account will only be brought to account if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

[2]
The Group is currently considering the impact of the U.S. Tax Cuts and Jobs Act which became law on December 22, 2017 and is effective for taxable years beginning after December 31, 2017. No historic tax losses are recognized as at June 30, 2017, 2016, or 2015 given it was not probable at these dates that such losses will be utilized, as is required under IAS 12 Income Taxes. The Tax Cuts and Jobs Act has no impact on the statement of financial position as of these dates, but may impact the recognition of deferred tax assets related to historic tax losses if recognized in future periods.

[3]
The Company and its wholly-owned Australian resident entities have formed a tax consolidated group from July 1, 2008 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Piedmont Lithium Limited.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2018 (2017: Nil).

5.	CASH AND CASH EQUIVALENTS

	2018	2017
	US$	US$

Cash at bank and on hand	2,714,776	844,118
Short term deposits	4,523,713	2,692,200
	7,238,489	3,536,318

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(9,957,817)	(2,639,428)
Adjustment for non-cash income and expense items
Depreciation and impairment	1,259	40,384
Share-based payments expense	1,172,164	861,973
Net foreign exchange (gain)/loss	(52,538)	619
Change in assets and liabilities
(Increase)/decrease in trade and other receivables	(1,516)	(22,907)
Increase in trade and other payables	1,505,657	433,536
Exchange differences arising on translation of foreign operations	(249,205)	(5,772)
Net cash outflow from operating activities	(7,581,996)	(1,331,595)

6.	TRADE AND OTHER RECEIVABLES

	2018	2017
	US$	US$

Accrued interest receivable	11,411	10,508
Deposits	36,617	-
GST receivable	24,082	23,469
	72,110	33,977

Piedmont Lithium Limited ANNUAL REPORT 2018	39

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

7.	EXPLORATION AND EVALUATION ASSETS

	2018	2017
	US$	US$

Areas of interest
Piedmont Lithium Project [1]	742,017	177,800
Yalgoo Gold Project [2]	-	-
Carrying amount at June 30	742,017	177,800

Reconciliation
Carrying amount at July 1	177,800	40,015
Additions	564,217	181,264
Impairment [2]	-	(39,251)
Exchange differences	-	(4,228)
Carrying amount at June 30 [3]	742,017	177,800

Notes:

[1]
During the prior year, the Group entered into exclusive option agreements with local landowners, which upon exercise, allows the Group to purchase (or in some cases long term lease) approximately 568 acres of surface property and the associated mineral rights from the local landowners (the “Piedmont Lithium Project”). During fiscal 2018, the Group made land acquisition payments and land option payments totalling US$564,217 (2017: US$181,264) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 20 for further details of contingent liabilities).

[2]
During the prior year, the Group surrendered its Yalgoo gold tenement located in in Western Australia following a review of exploration results received to-date. Accordingly, the decision was taken to write-off all capitalised exploration costs associated with this tenement, being a total of US$39,251.

[3]	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

8.	PROPERTY, PLANT AND EQUIPMENT

	2018	2017
	US$	US$

Plant and equipment
At cost	5,401	30,045
Accumulated depreciation and impairment	(1,419)	(26,150)
Carrying amount at June 30	3,982	3,895

Reconciliation
Carrying amount at July 1	3,895	991
Additions	1,346	4,134
Depreciation	(1,259)	(1,133)
Exchange differences	-	(97)
Carrying amount at June 30	3,982	3,895

9.	TRADE AND OTHER PAYABLES

	2018	2017
	US$	US$

Trade creditors	1,901,870	350,801
Accrued expenses	87,214	132,626
	1,989,084	483,427

10.	CONTRIBUTED EQUITY

		2018	2017
	Note	US$	US$

Issued capital
559,030,352 fully paid ordinary shares (2017: 454,030,352)	10(a)	40,483,348	28,512,793

(a)	Movements in issued capital during the past two years

Date	Details	Number of Ordinary Shares	Issue Price	US$

1 Jul 2017	Opening balance	454,030,352	-	28,512,793
3 Nov 2017	Share placement	100,000,000	A$0.16	12,304,000
30 May 2018	Exercise of incentive options	5,000,000	A$0.05	187,525
30 May 2018	Transfer from share-based payment reserve	-	-	136,746
	Share issue costs	-	-	(657,716)
30 Jun 2018	Closing balance	559,030,352		40,483,348

1 Jul 2016	Opening balance	397,808,129	-	24,908,762
13 – 21 Apr 2017	Share placement	56,222,223	A$0.09	3,840,034
	Share issue costs	-	-	(236,003)
30 Jun 2017	Closing balance	454,030,352	-	28,512,793

Piedmont Lithium Limited ANNUAL REPORT 2018	41

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

10.	CONTRIBUTED EQUITY (Continued)

(b)	Rights attaching to ordinary shares

The rights attaching to fully paid ordinary shares (“Shares”) arise from a combination of the Company's Constitution, statute and general law. Shares issued following the exercise of Options or conversion of Performance Rights in accordance with notes 11(c) and 11(d) will rank equally in all respects with the Company's existing Shares.

(i)	Shares

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

(ii)	Meetings of Members

Directors may call a meeting of members whenever they think fit.  Members may call a meeting as provided by the Corporations Act 2001.  The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting.  A meeting may be held in two or more places linked together by audio-visual communication devices.  A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

(iii)	Voting

Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting.  Resolutions of members will be decided by a show of hands unless a poll is demanded.  On a show of hands each eligible voter present has one vote.  However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(iv)	Changes to the Constitution

The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company.  At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

(v)	Listing Rules

Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules.  The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

11.	RESERVES

		2018	2017
	Note	US$	US$

Share-based payments reserve	11(b)	1,897,391	861,973
Foreign currency translation reserve	11(e)	68,917	318,122
		1,966,308	1,180,095

(a)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to record the fair value of Incentive Options and Performance Rights issued by the Group.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

(b)	Movements in share-based payments reserve during the past two years

Date	Details	Number of Incentive Options	Number of Performance Rights	US$

1 Jul 2017	Opening balance	56,450,000	2,200,000	861,973
Jul 17 – Jun 18	Grant of incentive securities[1]	28,250,000	400,000	-
31 Dec 2017	Expiry of performance rights	-	(1,100,000)	-
30 May 2018	Exercise of incentive options	(5,000,000)	-	(136,746)
30 Jun 2018	Share based payment expense	-	-	1,172,164
30 Jun 2018	Closing balance	79,700,000	1,500,000	1,897,391

1 Jul 2016	Opening balance	-	4,400,000	-
27 Sep 2016	Grant of Incentive Options	45,000,000	-	-
9 Dec 2016	Grant of Incentive Options	8,000,000	-	-
31 Dec 2016	Lapse of Performance Rights	-	(1,100,000)	-
1 May 2017	Grant of Incentive Options[1]	3,450,000	-	-
30 Jun 2017	Lapse of Performance Rights	-	(1,100,000)	-
30 Jun 2017	Share-based payment expense	-	-	861,973
30 Jun 2017	Closing balance	56,450,000	2,200,000	861,973

Notes:

[1]
Included in the above number of incentive securities granted during the year are 700,000 Incentive Options and 100,000 Performance Rights which were not issued until July 13, 2018 (2017: 3,450,0000 Incentive Options not issued until July 6, 2017).

[2]	For details on the valuation of Incentive Options and Performance Rights, including models and assumptions used, please refer to Note 16 of the financial statements.

(c)	Terms and conditions of Incentive Options

The Incentive Options are granted based upon the following terms and conditions:

●	Each Incentive Option entitles the holder to the right to subscribe for one Share upon the exercise of each Incentive Option;
●	The Incentive Options granted as share based payments at the end of the financial year have the following exercise prices and expiry dates:
o	14,000,000 Incentive Options exercisable at A$0.05 each expiring on December 31, 2019;
o	1,000,000 Incentive Options exercisable at A$0.08 each expiring on December 31, 2019;
o	16,500,000 Incentive Options exercisable at A$0.10 each expiring on December 31, 2019;
o	16,500,000 Incentive Options exercisable at A$0.15 each expiring on December 31, 2019;
o	1,300,000 Incentive Options exercisable at A$0.15 each expiring on June 30, 2020;
o	1,300,000 Incentive Options exercisable at A$0.20 each expiring on June 30, 2020;
o	3,200,000 Incentive Options exercisable at A$0.25 each expiring on June 30, 2020;
o	6,000,000 Incentive Options exercisable at A$0.10 each expiring on July 10, 2020;
o	6,000,000 Incentive Options exercisable at A$0.12 each expiring on January 10, 2021;
o	6,000,000 Incentive Options exercisable at A$0.16 each expiring on July 10, 2021;
o	6,000,000 Incentive Options exercisable at A$0.24 each expiring on July 10, 2022; and
o	1,900,000 Incentive Options exercisable at A$0.35 each expiring on December 31, 2020.
●	The Incentive Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
●	Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company;
●	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options;
●
If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

●	No application for quotation of the Incentive Options will be made by the Company.

Piedmont Lithium Limited ANNUAL REPORT 2018	43

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

11.	RESERVES (Continued)

(d)	Terms and conditions of Performance Rights

The Performance Rights are granted based upon the following terms and conditions:
●	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
●	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
●	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
o	1,100,000 Performance Rights subject to the Feasibility Study Milestone expiring on December 31, 2018;
o	200,000 Performance Rights subject to the Mineral Resource Milestone expiring on December 31, 2019; and
o	200,000 Performance Rights subject to the Scoping Study Milestone expiring on December 31, 2020;
●	Shares issued on conversion of the Performance Rights rank equally with the then Shares of the Company;
●	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;
●
If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

●	No application for quotation of the Performance Rights will be made by the Company; and
●
Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Movements in foreign currency translation reserve during the past two years

	2018	2017
	US$	US$

Balance at July 1	318,122	259,320
Exchange differences arising on translation of foreign operations	(249,205)	58,802
Balance at June 30	68,917	318,122

12.	ACCUMULATED LOSSES

	2018	2017
	US$	US$

Balance at July 1	(26,424,325)	(23,784,897)
Net loss for the year	(9,957,817)	(2,639,428)
Balance at June 30	(36,382,142)	(26,424,325)

13.	EARNINGS PER SHARE

	2018 US$ cents	2017 US$ cents

Basic loss per share	(1.91)	(0.64)

Diluted loss per share	(1.91)	(0.64)

	2018 US$	2017 US$

The following reflects the income and share data used in the calculations of basic earnings per share:
Net loss	(9,957,817)	(2,639,428)
Earnings used in calculating basic and dilutive earnings per share	(9,957,817)	(2,639,428)

	Number of Ordinary Shares 2018	Number of Ordinary Shares 2017

Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	520,222,133	409,976,775

(a)	Non-Dilutive Securities

As at balance date, 79,700,000 Incentive Options and 1,500,000 Performance Rights, which together represent 81,200,000 potential Ordinary Shares, were considered non-dilutive as they would decrease the loss per share.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2018

Subsequent to year end, the Company has issued 200,000 Ordinary Shares (upon the conversion of 200,000 Performance Rights), 3,650,000 Incentive Options, and 100,000 Performance Rights.

Other than as outlined above, there have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

Piedmont Lithium Limited ANNUAL REPORT 2018	45

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

14.	RELATED PARTIES

(a)	Subsidiaries

	Country of Incorporation	Equity Interest
		2018%	2017%

Piedmont Lithium, Inc.	United States	100	100
Gaston Land Company, LLC	United States	100	-
WCP Gold Pty Ltd	Australia	-	100
WCP Copper Pty Ltd	Australia	-	100
Mt Phillips Exploration Pty Ltd	Australia	-	100
WCP Energy Pty Ltd	Australia	-	100
WCP Phosphate Pty Ltd	Australia	-	100

Notes:

[1]	During the 2018 financial year, the Group voluntarily deregistered its five (5) dormant Australian subsidiaries.

(b)	Ultimate Parent

Piedmont Lithium Limited is the ultimate parent of the Group.

(c)	Transactions with Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2018 US$	2017 US$

Short-term employee benefits	1,153,314	402,527
Post-employment benefits	18,876	14,180
Share-based payments	957,147	359,559
Total compensation	2,129,337	776,266

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2018 (2017: Nil).

Further details relating to Key Management Personnel, including remuneration details and equity holdings, are included in the Remuneration Report.

(d)	Other transactions with Related Parties

Apollo Group Pty Ltd (‘Apollo’), a company associated with Mr Mark Pearce, was paid A$180,000 during the 2018 year for the provision of serviced office facilities and administrative, accounting and company secretarial services (2017: A$180,000), based on a monthly retainer of A$15,000 due and payable in advance with no fixed term. The agreement may be terminated by either party for any reason by giving one month’s notice.

Ledger Holdings Pty Ltd (‘Ledger’), a company associated with Mr Levi Mochkin, was paid A$70,000 during the 2018 year for the provision of services in relation to business development activities (2017: A$105,000) (such fees have been included in Mr Mochkin’s remuneration as disclosed above). Ledger receives a monthly retainer of A$5,833, with any additional fees agreed between the parties as required from time to time. The agreement may be terminated by either party for any reason by giving two months’ notice.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

15.	PARENT ENTITY DISCLOSURES

		2018	2017
	Notes	US$	US$

(a) Financial Position
Assets
Current Assets		7,205,518	3,569,220
Non-Current Assets		-	-
Total Assets		7,205,518	3,569,220

Liabilities
Current Liabilities		272,600	110,636
Total Liabilities		272,600	110,636

Equity
Contributed equity		40,483,348	28,512,793
Reserves		1,655,430	1,180,093
Accumulated losses		(35,205,860)	(26,234,302)
Total Equity		6,932,918	3,458,584

(b) Financial Performance
Loss for the year		(8,948,321)	(2,455,156)
Other comprehensive income/(loss)		(560,081)	82,037
Total comprehensive income/(loss)		(9,508,403)	(2,373,119)

(c)	Other

No guarantees have been entered into by the parent entity in relation to its subsidiaries.

Refer to note 20 for details of contingent assets and liabilities.

Piedmont Lithium Limited ANNUAL REPORT 2018	47

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

16.	SHARE-BASED PAYMENTS

(a)	Recognised share-based payment expense

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During the past two years, the following equity-settled share-based payments have been recognised:

	2018 US$	2017 US$
Expense arising from equity-settled share-based payment transactions	(1,172,164)	(861,973)

(b)	Summary of Options and Performance Rights granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Incentive options and Performance Rights granted as share-based payments at the beginning and end of the financial year:

	2018 Number	2018 WAEP	2017 Number	2017 WAEP
Outstanding at beginning of year	58,650,000	A$0.10	4,400,000	-
Granted during the year	28,650,000	A$0.17	56,450,000	A$0.10
Lapsed during the year	(1,100,000)	-	(2,200,000)	-
Exercised during the year	(5,000,000)	A$0.05	-	-
Outstanding at end of year	81,200,000	A$0.13	58,650,000	A$0.10

Note: The above number of options granted and outstanding at year end includes 700,000 options and 100,000 performance rights which were not issued until July 13, 2018.

The following Incentive Options and Performance Rights were granted as share-based payments during the past two years:

Series	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Fair Value A$
Series 1	Options	19,000,000	27-Sep-16	31-Dec-19	$0.05	$0.0360
Series 2	Options	13,000,000	27-Sep-16	31-Dec-19	$0.10	$0.0270
Series 3	Options	13,000,000	27-Sep-16	31-Dec-19	$0.15	$0.0220
Series 4	Options	1,000,000	9-Dec-16	31-Dec-19	$0.08	$0.0410
Series 5	Options	3,500,000	9-Dec-16	31-Dec-19	$0.10	$0.0370
Series 6	Options	3,500,000	9-Dec-16	31-Dec-19	$0.15	$0.0300
Series 7	Options	1,150,000	1-May-17	30-Jun-20	$0.15	$0.0400
Series 8	Options	1,150,000	1-May-17	30-Jun-20	$0.20	$0.0340
Series 9	Options	1,150,000	1-May-17	30-Jun-20	$0.25	$0.0300
Series 10	Options	6,000,000	10-Jul-17	10-Jul-20	$0.10	$0.0480
Series 11	Options	6,000,000	10-Jul-17	10-Jan-21	$0.12	$0.0470
Series 12	Options	6,000,000	10-Jul-17	10-Jul-21	$0.16	$0.0460
Series 13	Options	6,000,000	10-Jul-17	10-Jul-22	$0.24	$0.0450
Series 14	Options	150,000	13-Oct-17	30-Jun-20	$0.15	$0.1030
Series 15	Options	150,000	13-Oct-17	30-Jun-20	$0.20	$0.0910
Series 16	Options	150,000	13-Oct-17	30-Jun-20	$0.25	$0.0810
Series 17	Options	1,050,000	1-Jan-18	30-Jun-20	$0.25	$0.0910
Series 18	Options	1,050,000	1-Jan-18	31-Dec-20	$0.35	$0.0850
Series 19	Rights	150,000	1-Jan-18	31-Dec-18	$Nil	$0.1900
Series 20	Rights	150,000	1-Jan-18	31-Dec-19	$Nil	$0.1900
Series 21	Options	100,000	26-Feb-18	30-Jun-20	$0.25	$0.0680
Series 22	Options	100,000	26-Feb-18	31-Dec-20	$0.35	$0.0630
Series 23	Options	100,000	12-Mar-18	30-Jun-20	$0.25	$0.0600
Series 24	Options	100,000	12-Mar-18	31-Dec-20	$0.35	$0.0560
Series 25	Options	500,000	7-May-18	30-Jun-20	$0.25	$0.0550
Series 26	Options	500,000	7-May-18	31-Dec-20	$0.35	$0.0510
Series 27	Rights	50,000	29-May-18	31-Dec-18	$Nil	$0.1790
Series 28	Rights	50,000	29-May-18	31-Dec-19	$Nil	$0.1790
Series 29	Options	150,000	15-Jun-18	30-Jun-20	$0.25	$0.0810
Series 30	Options	150,000	15-Jun-18	31-Dec-20	$0.35	$0.0750

(c)	Weighted Average Remaining Contractual Life

At June 30, 2018, the weighted average remaining contractual life of Incentive Options and Performance Rights on issue that had been granted as share-based payments was 1.96 years (2017: 2.5 years).

(d)	Range of Exercise Prices

At June 30, 2018, the range of exercise prices of Incentive Options on issue that had been granted as share-based payments was A$0.05 to A$0.35 (2017: A$0.05 to A$0.25).

(e)	Weighted Average Share Price of Exercised Options

For Incentive Options exercised during the year ended June 30, 2018, the weighted average share price at the date of exercise was A$0.175.

(f)	Weighted Average Fair Value

The weighted average fair value of Incentive Options and Performance Rights granted as share-based payments by the Group during the year ended June 30, 2018 was A$0.05 (2017: A$0.03).

(g)	Option and Rights Pricing Models

The fair value of Incentive Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Incentive Options were granted. The fair value of Performance Rights granted is estimated as at the date of grant based on the underlying share price (being the seven-day volume weighted average share price prior to issuance).

The tables below list the inputs to the valuation model used for share options and performance rights granted by the Group during the last two years:

	2018 Incentive Options	2018 Performance Rights	2017 Incentive Options	2017 Performance Rights
Fair value at grant date (weighted average)	A$0.051	A$0.187	A$0.030	-
Share price at grant date (weighted average)	A$0.104	A$0.187	A$0.064	-
Exercise price (weighted average)	A$0.175	-	A$0.104	-
Expected life of options/rights (weighted average)[1]	3.69 years	1.40 years	3.23 years	-
Risk-free interest rate (weighted average)	2.11%	-	1.67%	-
Expected volatility[2]	85.00%	-	85.00%	-
Expected dividend yield[3]	-	-	-	-

Notes:

[1]	The expected life is based on the expiry date of the options or rights.
[2]	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
[3]	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

17.	AUDITORS' REMUNERATION

	2018	2017
	US$	US$
Amounts received or due and receivable by Deloitte Touche Tohmatsu for:
• Australian audit or review of the financial report of the entity and any other entity in the Group; and	25,586	18,485
• United States audit or review of financial statements of the entity and any other entity in the Group in accordance with Public Company Accounting Oversight Board (PCAOB) standards as part of the Company’s U.S. listing.	264,420	-
	290,006	18,485

Piedmont Lithium Limited ANNUAL REPORT 2018	49

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

18.	SEGMENT INFORMATION

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

(a)	Reconciliation of non-current assets by geographical location

	2018	2017
	US$	US$
United States of America	745,999	181,695
Australia	-	-
	745,999	181,695

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

The Group’s principal financial instruments comprise receivables, payables, cash, and short-term deposits. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital. Other than as disclosed, there have been no significant changes since the previous financial year to the exposure to or management of these risks.

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g. acquisition of a new project) and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and trade and other receivables.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

		2018	2017
	Note	US$	US$

Cash and cash equivalents	5	7,238,489	3,536,318
Trade and other receivables	6	72,110	33,977
		7,310,599	3,570,295

The Group does not have any significant customers and accordingly does not have any significant exposure to bad or doubtful debts.

Trade and other receivables comprise primarily accrued interest revenue and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2018 none (2017: none) of the Group’s receivables are past due. No impairment losses on receivables have been recognised.

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2017 and 2018, the Group had sufficient liquid assets to meet its financial obligations.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤6 Months US$	6-12 Months US$	1-5 Years US$	≥5 Years US$	Total US$
2018 Group
Financial Liabilities
Trade and other payables	1,989,084	-	-	-	1,989,084
	1,989,084	-	-	-	1,989,084
2017 Group
Financial Liabilities
Trade and other payables	483,427	-	-	-	483,427
	483,427	-	-	-	483,427

(d)	Interest Rate Risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate.

These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing.

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

		2018	2017
	Note	US$	US$

Interest-bearing financial instruments
Cash at bank and on hand	5	2,714,776	844,118
Short term deposits	5	4,523,713	2,692,200
		7,238,489	3,536,318

The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 1.89% (2017: 2.33%).

Piedmont Lithium Limited ANNUAL REPORT 20181	51

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

(b)	Credit Risk (Continued)

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 1% (100 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 1% (100 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2017.

	Profit or loss		Equity
	+1% US$	-1% US$	+1% US$	-1% US$
2018
Group
Cash and cash equivalents	64,857	(64,857)	64,857	(64,857)

2017
Group
Cash and cash equivalents	34,970	(34,918)	34,970	(34,918)

(e)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

During the financial year, the Group changed its presentation currency from A$ to US$. Following this change, the Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than US$. The Group also has transactional currency exposures relating to transactions denominated in currencies other than US$. The currency in which these transactions primarily are denominated is A$.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At June 30, 2018, the majority of the Group’s cash reserves were denominated in US$, being US$5.2 million.

At the reporting date, the Group’s exposure to financial instruments denominated in foreign currencies was:

A$ denominated financial assets and liabilities	2018 A$ exposure (US$ Equivalent)	2017 A$ exposure (US$ Equivalent)
Financial assets
Cash and cash equivalents	1,971,129	3,496,163
Trade and other receivables	35,493	10,508
Financial liabilities
Trade and other payables	143,181	75,463
Net exposure	1,863,441	3,431,208

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Other Comprehensive Income
	10% Increase US$	10% Decrease US$	10% Increase US$	10% Decrease US$

2018
Group	186,344	(186,344)	186,344	(186,344)

2017
Group	343,121	(343,121)	343,121	(343,121)

(f)	Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group’s control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g)	Capital Management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group’s approach to capital management during the year.

(h)	Fair Value

The net fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

20.	CONTINGENT ASSETS AND LIABILITIES

At June 30, 2018, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 1,199 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

Piedmont Lithium Limited ANNUAL REPORT 20181	53

NOTES TO THE FINANCIAL STATEMENTS
AT JUNE 30, 2018
(Continued)

21.	COMMITMENTS
Management have identified the following material commitments for the consolidated group as at June 30, 2018:

	Payable within 1 year	Payable later than 1 year within 5 years	Total
	US$	US$	US$
2018
Operating lease commitments (a)	25,627	-	25,627
Land option payments (b)	222,607	-	222,607
	248,234	-	248,234
(a)	Operating lease commitments
Operating lease commitments include contracts for leased premises in the United States.
(b)	Land option payments
Land option payments include payments under the Group’s land option agreements with local landowners in the United States, in relation to its Piedmont Lithium Project.
22.	EVENTS SUBSEQUENT TO BALANCE DATE
(a)	On July 2, 2018, the Company announced that it had commenced a By-Product Study to examine the potential to enhance Project economics through the recovery of by-product quartz, feldspar and mica;
(b)	On July 5, 2018, the Company announced that it had acquired a 60-acre property in Kings Mountain, North Carolina as the proposed site for the Company’s future lithium chemical plant;
(c)
On July 17, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%);

(d)
On July 19, 2018, the Company announced the results of a Scoping Study for the Project, which demonstrated compelling economics of the prospective integrated Project, highlighted by low operating costs, high after-tax margins and strong free cash flow;

(e)	On August 1, 2018, the Company appointed Mr Jeff Armstrong as an independent Non-Executive Director, and Mr Mark Pearce stepped down from his Non-Executive Director position;
(f)
On September 4, 2018, the Company announced that it had completed a bench-scale metallurgical testwork program to produce quartz, feldspar and mica as by-products of spodumene concentrate from the Project;

(g)	On September 6, 2018, the Company announced Mineral Resource estimates for by-product quartz, feldspar and mica mineral products from the spodumene bearing pegmatite on its Core Property; and
(h)
On September 13, 2018, the Company announced the results of an updated Scoping Study for the Project to incorporate the production of by-product quartz, feldspar and mica. The updated Scoping Study demonstrated compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes.

Other than as outlined above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2018 that have significantly affected or may significantly affect:
●	the operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity;
●	the results of those operations, in financial years subsequent to June 30, 2018, of the Consolidated Entity; or

●	the state of affairs, in financial years subsequent to June 30, 2018, of the Consolidated Entity.

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Piedmont Lithium Limited:

1.	In the opinion of the directors:

(a)	the attached financial statements, notes and the additional disclosures included in the directors’ report designated as audited, are in accordance with the Corporations Act 2001, including:

(i)	compliance with accounting standards and Corporations Regulations 2001; and

(ii)	gives a true and fair view of the financial position as at June 30, 2018 and of the performance for the year ended on that date of the Group; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The attached financial statements are in compliance with International Financial Reporting Standards, as stated in note 1 to the financial statements.

3.	The Directors have been given a declaration required by section 295A of the Corporations Act 2001 for the financial year ended June 30, 2018.

On behalf of the Board

KEITH PHILLIPS
President & CEO

September 25, 2018

Piedmont Lithium Limited ANNUAL REPORT 2018	55

INDEPENDENT AUDITOR’S REPORT
TO THE MEMBERS OF PIEDMONT LITHIUM LIMITED

Piedmont Lithium Limited ANNUAL REPORT 2018	57

INDEPENDENT AUDITOR’S REPORT
(Continued)

Piedmont Lithium Limited ANNUAL REPORT 2018	59

INDEPENDENT AUDITOR’S REPORT
(Continued)

MINERAL RESOURCES STATEMENT

Summary of Mineral Resources

The Company’s Mineral Resources as at June 30, 2018 and 2017, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Piedmont Lithium Project Mineral Resources

Category	Tonnes (Mt)	Li2O		Quartz		Feldspar		Mica
		Grade (%)	Tonnes (t)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)	Grade (%)	Tonnes (Mt)

As at June 30, 2018
Indicated	8.50	1.15	98,000	-	-	-	-	-	-
Inferred	7.69	1.09	84,000	-	-	-	-	-	-
Total	16.19	1.12	182,000	-	-	-	-	-	-

As at June 30, 2017
Indicated	-	-	-	-	-	-	-	-	-
Inferred	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	-

Annual Review of Mineral Resources

During the year, the Company reported its maiden Mineral Resource estimate for the Piedmont Lithium Project located in the Carolina Tin-Spodumene Belt (“ILB”) in North Carolina, USA (refer ASX announcement dated 14 June 2018). As a result of the annual review of the Company’s Mineral Resources, there has been no change to the Mineral Resources reported for the Piedmont Lithium Project.

Governance of Mineral Resources

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including project’s size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.

The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstance where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.

Competent Person Statement

The information in this Mineral Resources Statement that relates to Coal Resources is based on, and fairly represents, information and supporting documentation compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr McGarry approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

Piedmont Lithium Limited ANNUAL REPORT 2018	61

CORPORATE GOVERNANCE

Piedmont Lithium Limited (Piedmont or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.

The Board of Piedmont has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by the Company.

These documents are available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com. These documents are reviewed at least annually to address any changes in governance practices and the law.

The Company’s Corporate Governance Statement 2018, which explains how Piedmont complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ in relation to the year ended June 30, 2018, is available in the Corporate Governance section of the Company’s website, www.piedmontlithium.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX.

In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 3rd Edition’ the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:
•	relatively simple operations of the Company, which currently only undertakes mineral exploration and development activities;
•	cost verses benefit of additional corporate governance requirements or processes;
•	size of the Board;
•	Board’s experience in the resources sector;
•	organisational reporting structure and number of reporting functions, operational divisions and employees;
•	relatively simple financial affairs with limited complexity and quantum;
•	relatively small market capitalisation and economic value of the entity; and
•	direct shareholder feedback.

ASX ADDITIONAL INFORMATION

The shareholder information set out below was applicable as at 31 August 2018.

1.          TWENTY LARGEST HOLDERS OF LISTED SECURITIES

The names of the twenty largest holders of listed securities are listed below:

Name	No of Ordinary Shares Held	Percentage of Issued Shares
J P MORGAN NOMINEES AUSTRALIA LIMITED	72,021,966	12.88
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	60,376,269	10.80
NASDAQ SECURITIES AUSTRALIA PTY LTD <NASDAQ SECURITIES AUST A/C>	52,500,000	9.39
ARREDO PTY LTD	20,000,000	3.58
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	13,780,589	2.46
MR GREGORY JOHN HOWE + MS TRACIE LEE VELLA <TAG SUPER FUND A/C>	11,000,000	1.97
SAPPHIRE CHIP PTY LTD	10,750,003	1.92
ANNLEW INVESTMENTS PTY LTD <ANNLEW INVESTMENTS PL SF A/C>	10,500,000	1.88
MRS SUSAN MAREE WHITING	9,020,000	1.61
NATIONAL NOMINEES LIMITED <DB A/C>	6,285,810	1.12
CITICORP NOMINEES PTY LIMITED	5,632,026	1.01
MR NICHOLAS BRUCE THOMAS	4,808,888	0.86
AEGEAN CAPITAL PTY LTD <THE SPARTACUS A/C>	4,600,000	0.82
GREENSLADE HOLDINGS PTY LTD	4,533,202	0.81
MR VICENCO ALAC	4,486,000	0.80
FOREIGN DIMENSIONS PTY LTD	4,250,000	0.76
MS LUCILLE O’LOUGHLIN <LUCILLE O’LOUGHLIN INVES A/C>	3,925,000	0.70
OCTIFIL PTY LTD	3,899,250	0.70
PETER CROKE HOLDINGS PTY LTD	3,500,000	0.63
FIRAH CREEK PTY LTD <THOMPSON SUPER FUND A/C>	3,463,568	0.62
Total Top 20	309,332,571	55.31
Others	249,897,781	44.69
Total Ordinary Shares on Issue	559,230,352	100.00

2.          DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of holders by size of holding:

Distribution	Number of Shareholders	Number of Shares
1 – 1,000	201	70,181
1,001 – 5,000	249	773,341
5,001 – 10,000	244	2,066,896
10,001 – 100,000	779	35,137,582
More than 100,000	409	521,182,352
Totals	1,882	559,230,352

There were 363 holders of less than a marketable parcel of ordinary shares.

Piedmont Lithium Limited ANNUAL REPORT 2018	63

ASX ADDITIONAL INFORMATION (Continued)

3.          VOTING RIGHTS

See Note 10(b) of the Notes to the Financial Statements.

4.          SUBSTANTIAL SHAREHOLDERS

Substantial Shareholder notices have been received from the following:

Substantial Shareholder	Number of Shares
Nasdaq Securities Australia Pty Ltd <Nasdaq Securities Aust A/C>	52,500,000
AustralianSuper Pty Ltd	43,054,284

5.          ON-MARKET BUY BACK

There is currently no on-market buyback program for any of Piedmont Lithium Limited’s listed securities.

6.          UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at 31 August 2018, other than those securities issued or acquired under an employee incentive scheme, are listed below:

Holder	$0.05 Options Expiring 31-Dec-19	$0.08 Options Expiring 31-Dec-19	$0.10 Options Expiring 31-Dec-19	$0.15 Options Expiring 31-Dec-19	$0.10 Options Expiring 10-Jul-20	$0.12 Options Expiring 10-Jan-21	$0.16 Options Expiring 10-Jul-21	$0.24 Options Expiring 10-Jul-22
Mr Keith D Phillips	-	-	-	-	6,000,000	6,000,000	6,000,000	6,000,000
Moshos Family Investments Pty Ltd	5,000,000	-	3,000,000	3,000,000	-	-	-	-
Mr Lamont Leatherman	5,000,000	-	5,000,000	5,000,000	-	-	-	-
Mr Nathan Lee Ainsworth	-	-	3,000,000	3,000,000	-	-	-	-
RK Equity Advisors LLC	-	1,000,000	3,500,000	3,500,000	-	-	-	-
Others (less than 20%)	4,000,000	-	2,000,000	2,000,000	-	-	-	-
Total	14,000,000	1,000,000	16,500,000	16,500,000	6,000,000	6,000,000	6,000,000	6,000,000
Total holders	4	1	6	6	1	1	1	1

Holder	$0.22 Options Expiring 31-Jul-21	$0.26 Options Expiring 31-Jul-21	$0.28 Options Expiring 31-Jul-21	$0.15 Options Expiring 30-Jun-20	$0.20 Options Expiring 30-Jun-20	$0.25 Options Expiring 30-Jun-20	$0.35 Options Expiring 31-Dec-20
Mr Dominic Allen	400,000	400,000	400,000	-	-	-	-
Mr Vijay Mehta	-	-	-	400,000	400,000	400,000	-
Global Lithium LLC	-	-	-	750,000	750,000	750,000	-
Mr Patrick Brindle	-	-	-	-	-	1,125,000	1,125,000
Mr Jorge Beristain	-	-	-	-	-	500,000	500,000
Mr Jeffrey Armstrong	-	-	-	-	-	500,000	500,000
Others (less than 20%)	-	-	-	150,000	150,000	800,000	650,000
Total	400,000	400,000	400,000	1,300,000	1,300,000	4,075,000	2,775,000
Total holders	1	1	1	3	3	10	7

7.          EXPLORATION INTERESTS

As at 31 August 2018, the Company has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,199 acres of surface property and the associated mineral rights from the private landowners.

8.          COMPETENT PERSON STATEMENT

The information in this report that relates to Exploration Results is extracted from the Company’s ASX announcements dated September 13, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, December 1, 2017, November 2, 2017, September 27, 2017, May 23, 2017, April 3, 2017, and October 18, 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcements that related to Exploration Results was based on, and fairly represents, information compiled by Mr Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognised Professional Organisation’ (RPO). Mr Leatherman is a consultant to the Company. Mr Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’.

The information in this report that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated September 6, 2018 and June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Exploration Targets and Mineral Resources was based on, and fairly represents, information compiled by Mr Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’.

The information in this report that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcement dated September 4, 2018 and July 17, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Metallurgical Testwork Results was based on, and fairly represents, information compiled or reviewed by Dr. Hamid Akbari, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Dr. Akbari is a consultant to the Company. Dr. Akbari has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’.

The information in this report that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs was based on, and fairly represents, information compiled or reviewed by Mr. Kiedock Kim, a Competent Person who is a Registered Member of ‘Professional Engineers Ontario’, a ‘Recognized Professional Organization’ (RPO). Mr. Kim is full-time employee of Primero Group. Mr. Kim has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’.

The information in this report that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in the original ASX announcement that related to Mining Engineering and Mine Schedule was based on, and fairly represents, information compiled or reviewed by Mr. Karl van Olden, a Competent Person who is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr. van Olden is full-time employee of CSA Global. Mr. van Olden has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Piedmont Lithium Limited ANNUAL REPORT 2018	65

ASX ADDITIONAL INFORMATION (Continued)

9.           FORWARD LOOKING STATEMENTS

This report may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

10.           CAUTIONARY NOTE TO UNITED STATES INVESTORS

The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.